UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of November 2014

Commission File Number: 001-35370

Luxfer Holdings PLC

(Name of registrant)

Anchorage Gateway

Anchorage Quay

Salford M50 3XE England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or

will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐     No ☒

LUXFER HOLDINGS PLC

SALFORD, England— BUSINESS WIRE—Luxfer Group (NYSE:LXFR), a global materials technology company, today issued its unaudited financial results for the three-month and nine-month periods ended September 30, 2014.

UNAUDITED FINANCIAL RESULTS FOR THE THIRD QUARTER OF 2014

Results are summarized as follows:

	Three-month periods				Nine-month periods
	ended September 30,				ended September 30,
	2014		2013		2014		2013
Net revenue (excluding surcharge below)	$120.5	m	$118.3	m	$364.2	m	$357.9	m
Rare earth chemical surcharge	$0.4	m	$1.6	m	$1.9	m	$7.4	m
Revenue	$120.9	m	$119.9	m	$366.1	m	$365.3	m
Trading profit	$10.6	m	$14.0	m	$34.1	m	$44.2	m
Trading margin	8.8%		11.7%		9.3%		12.1%
Operating profit	$10.0	m	$13.7	m	$32.7	m	$43.3	m
Net income	$4.5	m	$8.4	m	$17.4	m	$25.3	m
Earnings per share — basic (1) (2)	$0.17		$0.31		$0.65		$0.94
Adjusted net income (3)	$6.7	m	$9.3	m	$22.3	m	$28.7	m
Adjusted earnings per share — basic (2)	$0.25		$0.35		$0.83		$1.07
Adjusted earnings per share — fully diluted (2)	$0.24		$0.33		$0.79		$1.02
Adjusted EBITDA (4)	$15.9	m	$18.3	m	$49.0	m	$56.8	m
Adjusted EBITDA margin	13.2%		15.3%		13.4%		15.5%
Net cash inflow from operating activities	$10.4	m	$13.3	m	$7.0	m	$29.8	m
Net debt (total debt less cash)	$110.8	m	$25.6	m	$110.8	m	$25.6	m
Total equity — book value (net assets)	$179.3	m	$176.2	m	$179.3	m	$176.2	m
£0.50 ordinary shares outstanding	26.9	m	26.8	m	26.9	m	26.8	m

(1)         Basic earnings per share is calculated by dividing the profit attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding in the period.

(2)         Following the approval of a two-for-one share split at the Annual General Meeting on May 29, 2014 and change in ADR ratio on June 9, 2014, the nominal value of each ordinary share is £0.50 and now represents 1 American Depositary Share (ADS), resulting in the earnings per ordinary share being equivalent to the earnings per ADS. The ADS are listed on the NYSE under the ticker LXFR. Under IAS 33, the number of shares used in the earnings per share calculations for the prior periods shown has been adjusted to achieve comparability.

(3)         Adjusted net income consists of net income adjusted for the post tax impact of non-trading items (being accounting charges relating to acquisitions and disposals of businesses, IAS 19 retirement benefits finance charges, restructuring and other income and expense and other share-based compensation charges). A reconciliation to net income is disclosed in Note 4 to the financial results “Reconciliation of non-GAAP measures”.

(4)         Adjusted EBITDA consists of profit for the period before tax expense, finance income and costs, accounting charges relating to acquisitions and disposals of businesses, IAS 19 retirement benefits finance charges, restructuring and other income and expense, other share based compensation charges and amortization and depreciation. A reconciliation to net income is disclosed in Note 4 to the financial results “Reconciliation of non-GAAP measures”.

CONTACTS

Investor and news agency communications should initially be directed to Dan Stracner, Director of Investor Relations, U.S. telephone number: +1 951 341 2375; email: dan.stracner@luxfer.net.

ENVIRONMENTAL - HEALTHCARE - PROTECTION - SPECIALTY

COMMENTARY FOR THE THREE-MONTH AND NINE-MONTH

PERIODS ENDED SEPTEMBER 30, 2014

ABOUT LUXFER GROUP

Luxfer is a global materials technology company specializing in the design and manufacture of high-performance materials, components and gas-containment devices for environmental, healthcare, protection and specialty end-markets. Luxfer customers include both end-users of its products and manufacturers that incorporate Luxfer products into finished goods. For more information, visit www.luxfer.com.

Luxfer Group is listed on the New York Stock Exchange, and its American Depositary Shares (ADSs) trade under the symbol “LXFR”.

BUSINESS REVIEW

Third-quarter Results

Luxfer Group revenue for Q3 2014 was $120.9m, $1m higher than Q3 2013. FX translation differences were a positive $1.3m, and the rare earth chemical surcharge, which was only $0.4m as a result of lower costs, will be consolidated back into normal pricing for 2015 and will therefore cease to be reported separately in 2015.

Net revenue was $120.5m, which at constant translation exchange rates was an increase of $0.9m or 0.8% over Q3 2013. The benefit of the Truetech and Innotech Products acquisition in July 2014 (now combined and operating as Luxfer Magtech) was $6.5m, with other net revenues therefore down $5.6m or 4.4% over Q3 2013. The divisional results are discussed in further detail later in this release; however, in summary, net revenues at constant FX translation rates were down 4.6% at the Gas Cylinders Division and 4.2% at the Elektron Division (before the benefit of Luxfer Magtech). Of note, however, is the strong Luxfer Magtech revenue contribution in its first two months as a member of the Group as part of the Elektron Division. Lower sales of higher-value composite cylinders were partly offset by higher sales of lower-value traditional aluminum cylinders in the Gas Cylinders Division. The Elektron Division’s net revenue benefited from Luxfer Magtech but was impacted by lower sales of zirconium chemicals and continued weakness in the market for magnesium powders for U.S. defense countermeasure flares.

Gross profit was $28.6m for Q3 2014, just below $29.0m for Q3 2013. This reflects a slightly lower gross profit margin of 23.7% compared to 24.2% for Q3 2013, caused primarily by an adverse sales mix arising from a drop in sales of added-value composite cylinders in the Gas Cylinders Division. Overall margins held up well despite a weaker economic backdrop in Europe, and underlying demand was the main challenge in the quarter.

Trading profit in Q3 2014 was down by $3.4m to $10.6m (Q3 2013: $14.0m), which at a Group level resulted from higher administrative and distribution costs, including $1.2m related to acquired businesses in 2014. Acquisitions added a net $0.7m trading profit in the quarter, which was Luxfer Magtech’s contribution net of start-up losses from the Luxfer Utah composite cylinder facility. The Gas Cylinders Division Q3 2014 trading profit margin of 2.7% was lower than the 6.5% in Q3 2013 as a result of both the adverse sales mix and additional costs relating to product developments for alternative fuel (AF) and medical markets. The Elektron Division’s 15.1% trading profit margin was lower than in Q3 2013 (17.6%) due to increases in distribution costs, central overheads and other share-based compensation charges.

Group operating profit was $10.0m in Q3 2014 (Q3 2013: $13.7m) after deducting $0.1m for restructuring costs in the Gas Cylinders Division (Q3 2013: $nil), $0.4m for restructuring costs in the Elektron Division (Q3 2013: $0.2m) and $0.1m for share-based compensation charges (Q3 2013: $0.1m).

Divisional analysis of revenue and trading profit

	THIRD QUARTER 2014			THIRD QUARTER 2013
	Gas			Gas
	Cylinders	Elektron	Group	Cylinders	Elektron	Group
	$M	$M	$M	$M	$M	$M
Revenue	61.9	59.0	120.9	64.3	55.6	119.9
Net revenue (excluding RE surcharge)	61.9	58.6	120.5	64.3	54.0	118.3
Trading profit	1.7	8.9	10.6	4.2	9.8	14.0
Return on Sales % (Trading profit/Revenue)	2.7%	15.1%	8.8%	6.5%	17.6%	11.7%
Adjusted EBITDA(1)	4.0	11.9	15.9	6.2	12.1	18.3
Adjusted EBITDA margin % (Adjusted EBITDA/Revenue)	6.5%	20.2%	13.2%	9.6%	21.8%	15.3%

(1)         With respect to adjusted EBITDA for the Group, a reconciliation to net income is disclosed in Note 4 to the financial results “Reconciliation of non-GAAP measures” and with respect to adjusted EBITDA for the Gas Cylinders Division and Elektron Division, a reconciliation to trading profit is disclosed in Note 1 to the financial results “Revenue and segmental analysis”.

Gas Cylinders

The Gas Cylinders Division’s revenue of $61.9m in Q3 2014 was $2.4m lower than in Q3 2013. Underlying revenue (calculated as net revenue before FX translation differences) was lower by $3.0m or 4.6%, and FX translation differences were a positive $0.6m. Q3 2014 sales demand remained depressed, with composite cylinder sales into the alternative fuel (AF) market down on Q3 2013 as we continued to see low levels of activity in the bus and medium-duty truck-conversion markets together with increased competition in the wider AF market. There have also been some delays in larger gas transportation projects that rely on customer capital expenditure plans, and this has impacted both our North American Luxfer-GTM joint venture, into which we supply our cylinders, and European AF sales. Weaker European demand reduced composite oxygen cylinder sales for the healthcare market. Although previously reported U.S. regulatory delays continued to impact North American sales of composite life-support cylinders used in self-contained breathing apparatus (SCBA), our worldwide sales into this sector were encouragingly higher than in Q3 2013. Sales of aluminum cylinders were favorable compared to Q3 2013, and stronger demand for these products partly offset reduced demand for composite cylinders.

Trading profit for the third quarter of 2014 was $1.7m, a decrease of $2.5m or 59.5% from the $4.2m trading profit for the third quarter of 2013. While underlying revenue was down 4.6%, the adverse cylinder sales mix further impacted trading profit compared to Q3 2013 due to lower composite cylinder sales. We continued to incur higher costs at our AF facilities as we worked to reposition ourselves in this important strategic market by developing our new Type 4 AF product range. Notably, manufacturing of our new Luxfer-branded 26-inch Type 4 cylinders for heavy-duty trucks has since commenced in Q4 2014 on the back of our first orders in this market. In addition, we made significant longer-term investments in 2014 to develop a proprietary range of new AF systems accessories, such as faster-flow valves and safety-critical pressure-release devices, some of which were recently introduced to market. Although these developmental activities have added cost to the business in the short term, they are an essential investment in the future.

Adjusted EBITDA for the third quarter of 2014 was $4.0m, a decrease of $2.2m or 35.5% from the $6.2m adjusted EBITDA for the third quarter of 2013. This is a result of an adverse sales mix and higher operating costs from ongoing development projects.

Elektron

The Elektron Division’s revenue was $59.0m for Q3 2014, an increase of $3.4m from Q3 2013. The drop in rare earth costs allowed us to reduce Q3 2014 rare earth surcharges to customers by $1.2m to $0.4m compared to Q3 2013. Q3 2014 net revenue was up $4.6m to $58.6m compared to Q3 2013. FX translation differences were a positive $0.7m on prior-year revenue. Our new business, Luxfer Magtech, had a relatively strong two months trading as part of the Group, with sales of $6.5m. Other divisional revenues were down $2.6m or 4.2%. This was mainly a result of weak demand for magnesium powders used to manufacture countermeasure flares in the USA, as well as some weakness in zirconium chemical markets. Other markets were relatively flat compared to Q3 2013, with some growth in magnesium photo-engraving and commercial alloy markets.

The Elektron Division’s trading profit of $8.9m in Q3 2014 was $0.9m lower than in Q3 2013, 9.2% down from the $9.8m in Q3 2013. Trading profit was impacted by reduced sales volumes and also by some higher overheads, including higher distribution costs.

Adjusted EBITDA for the third quarter of 2014 was $11.9m, only a small reduction of $0.2m from the $12.1m adjusted EBITDA for the third quarter of 2013.

Operating profit to net income for the period

Operating profit was $10.0m in Q3 2014 compared to $13.7m in Q3 2013. A charge of $0.6m in Q3 2014 related to restructuring and other income or expense ($0.3m in Q3 2013). To help reduce the cost base from Q4 2014 onwards, we incurred new charges related to headcount reductions in the Gas Cylinders Division and in our U.S. magnesium business in the Elektron Division.

The net interest charge for Q3 2014 was broadly in line with the prior year at $1.5m (Q3 2013: $1.4m).

Profit on operations before tax was $6.2m for Q3 2014 (Q3 2013: $11.3m).  Tax expense was $1.7m (Q3 2013: $2.9m), and the effective tax rate was 27.4%, in line with the previous quarters of 2014, compared to 25.7% in Q3 2013.

Net income in the period was $4.5m (Q3 2013: $8.4m). Adjusting for non-trading items (IAS 19 retirement benefits finance charges, accounting charges relating to acquisitions and disposals of businesses, restructuring and other income and expense and other share-based compensation charges), adjusted net income in Q3 2014 was $6.7m (Q3 2013: $9.3m).

Basic earnings per ADS for Q3 2014, unadjusted, was $0.17. Using adjusted net income, earnings per ADS was $0.25. The fully diluted adjusted earnings per ADS was $0.24.

Cash flow and net debt

Net cash inflow from operating activities was $10.4m in Q3 2014 compared to an inflow of $13.3m in Q3 2013. Cash inflow from working capital was $1.3m in Q3 2014 compared to an inflow of $1.2m in Q3 2013, reflecting higher inventories in the Gas Cylinders Division from changes in demand offset by improvements in receivables and payables.

Net cash used in investing activities was $62.4m in Q3 2014 compared to $9.7m in Q3 2013. $55.1m of the outflow related to acquisition of the businesses that now comprise Luxfer Magtech (Q3 2013: nil). Purchases of property, plant and equipment resulted in a cash outflow of $6.2m in Q3 2014 (Q3 2013: $6.2m). Purchases of intangible assets were $0.3m in Q3 2014 (Q3 2013: $nil). Net cash outflow from investments in joint ventures in Q3 2014 was $0.8m (Q3 2013: $3.5m outflow). There was a net cash outflow before financing of $52.0m in Q3 2014 compared to an inflow of $3.6m in Q3 2013, which was mainly the result of the acquisitions noted above.

Cash flows from financing activities for Q3 2014 were a net inflow of $56.3m compared to an outflow of $3.8m in Q3 2013. This included $34.9m net drawdown on banking facilities and $25.0m from the issue during the quarter of new seven-year loan notes used to fund the acquisition of Luxfer Magtech. $1.3m of interest was paid to debt-holders (Q3 2013: $1.2m), and for both quarters $2.7m of dividends were paid and $0.1m in interest was received.  We received $0.4m from the purchase of shares issued as part of the Group’s employee share award arrangements (Q3 2013: nil).

Total cash flow movements were a net inflow of $4.3m in Q3 2014 compared to a $0.2m outflow in Q3 2013. We had $15.4m of cash and cash equivalents as at September 30, 2014, compared to an equivalent figure of $38.1m as at September 30, 2013. As at September 30, 2014, net debt had increased to $110.8m from $25.6m as at September 30, 2013.

Summary for the nine-month period ended September 30, 2014

	NINE MONTH PERIOD 2014			NINE MONTH PERIOD 2013
	Gas			Gas
	Cylinders	Elektron	Group	Cylinders	Elektron	Group
	$M	$M	$M	$M	$M	$M
Revenue	193.9	172.2	366.1	197.5	167.8	365.3
Net revenue (excluding RE surcharge)	193.9	170.3	364.2	197.5	160.4	357.9
Trading profit	5.0	29.1	34.1	14.2	30.0	44.2
Return on Sales % (Trading profit/Revenue)	2.6%	16.9%	9.3%	7.2%	17.9%	12.1%
Adjusted EBITDA(1)	11.5	37.5	49.0	19.9	36.9	56.8
Adjusted EBITDA margin % (Adjusted EBITDA/Revenue)	5.9%	21.8%	13.4%	10.1%	22.0%	15.5%

(1)         With respect to Adjusted EBITDA for the Group, a reconciliation to net income is disclosed in Note 4 to the financial results “Reconciliation of non-GAAP measures” and with respect to Adjusted EBITDA for the Gas Cylinders Division and Elektron Division, a reconciliation to trading profit is disclosed in Note 1 to the financial results “Revenue and segmental analysis”.

On an IFRS reported basis, revenues for the nine-month period were $366.1m compared to $365.3m for the same period of 2013. The increase was attributable to contributions from Luxfer Magtech that offset reduced surcharges on rare earths and lower revenues from the Gas Cylinders Division. Net revenue for the nine-month period was $364.2m for 2014, $6.3m higher compared to $357.9m for the equivalent period in 2013. Adjusting for a favorable translation impact of $7.7m and excluding the benefit of Luxfer Magtech, underlying revenue decreased by $7.9m or 2.1% for the nine-month period of 2014 compared to the 2013 equivalent period. This decrease was caused in part by previously reported issues in the U.S. SCBA market as several of our customers suffered from unexpected regulatory delays in approving their new breathing kits for 2014. Weaker global AF and European medical composite sales in the Gas Cylinders Division and in U.S. countermeasure products in the Elektron Division also contributed to the reduction in revenue. Partly offsetting these decreases were sales growth for our high-performance magnesium alloys, higher sales of zirconium industrial catalysts, additional volume in our magnesium recycling business and increased sales of aluminum cylinders.

Trading profit for the nine-month period was $34.1m compared to $44.2m for 2013, down 22.8%. With a net contribution of $0.4m from acquisitions, trading profits for our other businesses during the nine-month period were down $10.5m or 23.8%. Helped by the Luxfer Magtech acquisition, Elektron’s trading profit was only down $0.9m to $29.1m, and its adjusted EBITDA was ahead of 2013 at $37.5m. Weaker sales of countermeasure powders impacted Elektron trading profit, though this was more than offset by Luxfer Magtech and profit improvements from other key strategic product lines, notably increased magnesium aerospace alloy sales and a large order early in the year for zirconium industrial catalysts. Trading profit of $5.0m in the Gas Cylinders Division was down 64.8% compared to the prior year, and adjusted EBITDA was also well down at $11.5m compared to $19.9m for the same period in 2013. The Gas Cylinders Division has been hit in 2014 by weaker demand for its advanced composite cylinders in three major markets: SCBA (due to regulatory delays in the end-market for new firefighter kits), medical oxygen (due to subdued demand in Europe) and AF (due to a weak European bus market and increased competition in other AF markets). SCBA sales in North America are improving as customers progressively obtain regulatory approvals for their new products, but this process is not yet complete. In medical oxygen and AF markets we are investing heavily in new composite cylinder products and related enabling technologies, which we believe will add value to our product range and offer growth opportunities. Though we implemented some cost reductions in the division in Q3 2014, we also incurred higher overhead costs as we continued developing our composite cylinder business for the future.

Group adjusted EBITDA (as reconciled to net income in Note 4 of this release) for the nine-month period was $49.0m compared to $56.8m for the same period in 2013.

With restructuring and other expenses of $1.4m, operating profit was therefore $32.7m, down from $43.3m for the same period in 2013. Profit before tax for the nine-month period at $24.1m was $12.1m or 33.4% below the same period in 2013. Net income for the nine-month period was $17.4m, down $7.9m from the same period in 2013.

Adjusted net income (as reconciled to net income in Note 4 of this release) for the nine-month period was $22.3m compared to $28.7m for the same period in 2013.

Net cash inflow from operating activities for the nine-month period was $7.0m compared to an inflow of $29.8m for the same period in 2013, with the movement largely attributable to the $26.4m working capital outflow compared to an outflow of $9.1m for the same period in 2013. This was a result of building higher levels of working capital where demand had been anticipated but not met, such as in the AF and SCBA markets of the Gas Cylinders business. Our large contract for the virtual pipeline in Australia earlier in the year also required the Group to retain a higher level of working capital driven by longer contractual terms on this contract.

Other corporate matters

Acquisition of Truetech and of Innotech Products

Following the receipt of certain required regulatory approvals, we closed the acquisition of the assets and businesses of Truetech Inc. and Innotech Products Limited on July 29, 2014. The acquired businesses produce magnesium-based flameless heating pads for self-heating meals used by the U.S. military and emergency relief agencies; an extensive line of self-heating meals, soups and beverages used by military and civilian end-users; seawater desalinization kits, chemical agent detection kits; and chemical decontamination equipment. Truetech operates a manufacturing and warehousing facility on a company-owned site in Riverhead, New York, and Innotech operates a leased manufacturing, assembly and distribution facility in Cincinnati, Ohio. Now combined within Luxfer Magtech Inc., a new wholly-owned subsidiary of Luxfer Group, the acquired businesses are operating as part of the Elektron Division. On closing, we paid an initial consideration of $59.3m, and with the acquired businesses having $4m of cash, the net cash cost was $55.3m. Depending on the profitability of the acquired businesses from 2014—2019, we may be required to pay further deferred elements, which we have estimated to be a discounted $6.2m at the acquisition date. While acquisition accounting work, such as the fair value accounting and purchase price allocation, is still ongoing, the provisional position can be seen in Note 9 to the financial results: “Acquisitions”.

The expertise in the Elektron Division in designing magnesium alloys and adsorbent zirconium chemicals is expected to add potential for improvements to the products of the acquired businesses in coming years, and the greater geographical coverage of Luxfer Group offers, we believe, further prospects to grow the acquired businesses.

Issue of loan notes and agreement of shelf facility

On September 18, 2014, the Group issued through the Prudential Insurance Company of America (“PRICOA”) loan notes for a sum of $25m to investment funds managed by PRICOA. The loan notes carry a fixed interest rate of 3.67% and are repayable in 2021. The new arrangement also allows for a further $50 million of borrowing through an uncommitted three-year shelf facility with PRICOA. The cost associated with the new arrangement was an additional $0.2 million of legal costs with no arrangement fees payable. The loan notes and the shelf facility are unsecured but subject to the same group guarantees as the rest of our debt facilities.

Strategic products update

Intelligent Oxygen System™ (IOS) - We are incurring additional costs as we complete development of our IOS medical composite cylinder system and work through the qualification process. We expect to request CE (Conformité Européenne) approval for the product in 2015.

Alternative fuel (AF) containment — After a significant amount of work in 2014, we have now launched a new range of Luxfer Type 4 (polymer-lined) composite cylinders. We are targeting a new sector for Luxfer: the North American class 8 heavy-duty truck market. Early in Q4 we made our first sales of our new 26-inch, neck-mounted lightweight cylinders. We have also developed a range of Luxfer-branded accessory equipment for CNG systems, including in-house-developed proprietary CNG valves and pressure-release devices that are now being marketed with our new cylinder range and our bulk gas transportation modules (see below).

Bulk gas transportation — While our JV partner is successfully selling small and mid-sized modules, we have improved and extended our product offering of large gas-containment modules in an effort to make them more attractive in North America. For other regions, we have also developed new systems that we believe offer customers a better package, including attractive engineering innovations and new system benefits.

Magnesium in aircraft interiors — After the success of achieving our first magnesium application in seating for a low-volume niche project, we continue to work with several aircraft seating manufacturers towards establishing a route to market for our aerospace alloys.

Outlook for Q4 2014 and Full-Year 2015

The first three quarters of 2014 have been affected by reduced sales in certain markets and by higher-than-normal costs of developing new products and sectors. On top of continuing depressed European markets, the Gas Cylinders Division’s important SCBA market has been disrupted by regulatory issues, while the Elektron Division has been held back by weak demand for military-grade magnesium powders.

The disruption to SCBA sales caused by delayed approvals of customers’ kits has been progressively easing, with several approved breathing sets now being sold, but others still await approval. We expect Q4 to continue to show improvement in this area, but the market now seems unlikely to return to normal until 2015.

We have re-invigorated sales and marketing efforts and have extended and improved our large module product offerings with an objective of achieving progressive improvement in the bulk gas transportation sector.

We have now launched a range of Type 4 (polymer-lined) cylinders, including 22-inch cylinders for pick-up truck conversion to CNG and our mainstream 26-inch cylinders aimed at the heavy-duty truck market. While some product development work continues, utilizing our Type 4 manufacturing facilities and achieving Type 4 sales will assist the Q4 performance in the Gas Cylinders Division and is expected to deliver a full-year benefit in 2015. We believe that the alternative fuel market has much further to grow and that there is a profitable space in the market for our lightweight products.

We have been eliminating a number of overhead staff positions in the Gas Cylinders Division, resulting in a restructuring charge in the first half of 2014, but with the prospect of generating annualized savings of approximately $2m, which should fully benefit Q4 onwards.

In the Elektron Division, demand for magnesium for countermeasure flares has been quite weak due to a combination of overstocking within the United States Department of Defense (following the withdrawal from Iraq and Afghanistan) and within our customers against the current level of usage. There is little that seems likely to change that in Q4, but we do expect less impact from customer de-stocking in 2015. In response we have also reduced headcount in the North American powder manufacturing operations.

Usually, Q3 is a relatively low quarter as a result of summer shutdowns in our own and customers’ facilities. Though gross margin held up and the Elektron Division was boosted by its acquisition, the overall Group profit in Q3 was a disappointment, but we expect Q4 to show improvement and potentially be the best quarter of 2014. The main contribution to the anticipated Q4 improvement is expected to come from the Gas Cylinders Division, mainly for the reasons given above. Even if this improvement occurs, the Gas Cylinders Division’s full-year result will now inevitably be well down on prior year.

For various reasons, including extended credit terms to the start-up Australian virtual pipeline operator, we have seen a large increase in working capital over the last year, and we plan to return a good proportion of this to cash over the next 12 months, starting in Q4 2014.

The outlook for European industrial markets has become less clear over the last few months, and the continued weakening of the euro is unhelpful. The generation of cash will be our priority for certainly the early part of 2015, which could have some adverse impact on profits as we reduce inventories. At this point, while we expect improved sales of industrial catalysts over the full year, the phasing is likely to be flatter than in 2014, when we saw exceptionally high sales that boosted the first quarter.

Overall for 2015, we expect improvement in Elektron Division’s results, the main factor being the full-year benefit of the recent acquisition, but also with steady progress in a number of other non-military areas. In the Gas Cylinders Division, we expect the SCBA market to be back to normal and on a growth track, and we will have what we believe will be the widest range of AF containment packages in the market and a full year of a new sector for the Group in Type 4 AF cylinders for heavy-duty trucks. We expect to be able to progressively reduce product development costs, and the actions that we have taken to cut overheads will be contributing, so over the year we also expect the Gas Cylinders Division to improve.

We expect to make continued good progress on several of our strategic growth projects, but apart from the Type 4 AF cylinders, these are generally still in the development phase, not yet likely to generate significant revenues in 2015, but remain strong growth opportunities for later years.

FORWARD-LOOKING STATEMENTS

This report contains forward-looking statements.

Examples of such forward-looking statements include, but are not limited to:

(i) statements regarding the Group’s results of operations and financial condition,

(ii) statements of plans, objectives or goals of the Group or its management, including those related to financing, products or services,

(iii) statements of future economic performance and

(iv) statements of assumptions underlying such statements.  Words such as “believes”, “anticipates”, “expects”, “intends”, “forecasts” and “plans” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements.

By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks exist that the predictions, forecasts, projections and other forward-looking statements will not be achieved.  The Group cautions that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements.  These factors include, but are not limited to:

(i) future revenues being lower than expected; (ii) increasing competitive pressures in the industry; (iii) general economic conditions or conditions affecting demand for the services offered by us in the markets in which we operate, both domestically and internationally, being less favorable than expected; (iv) the amount of indebtedness we have incurred and may incur and the obligations to service such indebtedness and to comply with the covenants contained therein; (v) fluctuations in the price of raw materials and utilities; (vi) currency fluctuations and hedging risks; and (vii) worldwide economic and business conditions and conditions in the industries in which we operate.

The Group cautions that the foregoing list of important factors is not exhaustive.  These factors are more fully discussed in the sections “Forward-Looking Statements” and “Risk Factors” in our annual report on Form 20-F for the year ended December 31, 2013, filed with the U.S. Securities and Exchange Commission on March 31, 2014. When relying on forward-looking statements to make decisions with respect to the Group, investors and others should carefully consider the foregoing factors and other uncertainties and events.  Such forward-looking statements speak only as of the date on which they are made, and the Group does not undertake any obligation to update or revise any of them, whether as a result of new information, future events or otherwise.

CONSOLIDATED INCOME STATEMENT FOR THE THREE-MONTH AND NINE-MONTH PERIODS ENDED

SEPTEMBER 30, 2014 AND 2013

(UNAUDITED)

	Three-month periods ended September 30,		Nine-month periods ended September 30,
	2014	2013	2014	2013
	$M	$M	$M	$M
CONTINUING OPERATIONS
REVENUE	120.9	119.9	366.1	365.3
Cost of sales	(92.3)	(90.9)	(281.3)	(277.5)
Gross profit	28.6	29.0	84.8	87.8

Distribution costs	(2.0)	(1.6)	(6.3)	(4.7)
Administrative expenses	(15.9)	(13.4)	(44.1)	(39.0)
Share of results of joint venture	(0.1)	—	(0.3)	0.1

TRADING PROFIT	10.6	14.0	34.1	44.2
Restructuring and other expense	(0.6)	(0.3)	(1.4)	(0.9)

OPERATING PROFIT	10.0	13.7	32.7	43.3
Acquisitions and disposals	(1.5)	(0.1)	(1.8)	(0.1)
Finance income
Interest received	0.1	0.1	0.3	0.2
Finance costs
Interest costs	(1.6)	(1.5)	(4.8)	(4.5)
IAS 19R — retirement benefits finance charge	(0.6)	(0.9)	(2.0)	(2.7)
Unwind of discount on deferred consideration from acquisitions	(0.2)	—	(0.3)	—

PROFIT ON OPERATIONS BEFORE TAXATION	6.2	11.3	24.1	36.2
Tax expense	(1.7)	(2.9)	(6.7)	(10.9)

NET INCOME FOR THE PERIOD	4.5	8.4	17.4	25.3

Attributable to:
Equity shareholders	4.5	8.4	17.4	25.3

NET INCOME FOR THE PERIOD	4.5	8.4	17.4	25.3
Accounting charges relating to acquisitions and disposals of businesses
Unwind of discount on deferred consideration from acquisitions	0.2	—	0.3	—
Acquisitions and disposals	1.5	0.1	1.8	0.1
Amortization on acquired intangibles	0.2	—	0.2	—
IAS 19R — retirement benefits finance charge	0.6	0.9	2.0	2.7
Restructuring and other expense	0.6	0.3	1.4	0.9
Other share based compensation charges	0.7	0.2	1.7	0.9
Tax thereon	(1.6)	(0.6)	(2.5)	(1.2)
ADJUSTED NET INCOME	6.7	9.3	22.3	28.7

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME FOR THE
THREE-MONTH AND NINE-MONTH PERIODS ENDED

SEPTEMBER 30, 2014 AND 2013

(UNAUDITED)

	Three-month periods ended September 30,		Nine-month periods ended September 30,
	2014	2013	2014	2013
	$M	$M	$M	$M
Net income for the period	4.5	8.4	17.4	25.3

Other comprehensive income movements:
Exchange differences on translation of foreign operations	(8.3)	7.3	(5.7)	1.3

Fair value movements in cash flow hedges	0.6	2.9	1.1	(0.1)
Transfers to income statement on cash flow hedges	(0.4)	(0.4)	0.3	(0.8)
Deferred tax on cash flow hedges	(0.1)	(0.6)	(0.3)	0.2
Hedge accounting income adjustments	0.1	1.9	1.1	(0.7)

Total hedge accounting and translation of foreign operation movements	(8.2)	9.2	(4.6)	0.6

Remeasurement of defined benefit retirement plans	(18.9)	(1.9)	(25.1)	15.4
Deferred tax on retirement benefit changes	4.5	(1.6)	5.8	(7.1)
Retirement benefit changes	(14.4)	(3.5)	(19.3)	8.3
Total other comprehensive income movements for the period	(22.6)	5.7	(23.9)	8.9
Total comprehensive income for the period	(18.1)	14.1	(6.5)	34.2

Attributed to:

Equity shareholders	(18.1)	14.1	(6.5)	34.2

UNAUDITED CONSOLIDATED BALANCE SHEET AS OF

SEPTEMBER 30, 2014 AND 2013 AND AUDITED DECEMBER 31, 2013

	September 30,	September 30,	December 31,
	2014	2013	2013
	$M	$M	$M
ASSETS
Non-current assets
Property, plant and equipment	144.0	131.7	137.9
Intangible assets	94.1	38.4	41.4
Investments	7.4	6.9	7.9
Deferred tax assets	18.6	16.1	15.8
	264.1	193.1	203.0
Current assets
Inventories	116.0	88.3	94.1
Trade and other receivables	79.6	70.7	68.6
Income tax receivable	1.2	0.7	2.0
Cash and short term deposits	15.4	38.1	28.4
	212.2	197.8	193.1
TOTAL ASSETS	476.3	390.9	396.1
EQUITY AND LIABILITIES

Ordinary share capital	25.3	25.3	25.3
Deferred share capital	150.9	150.9	150.9
Share premium account	56.2	55.6	55.6
Retained earnings	307.3	304.1	317.3
Own shares held by ESOP	(0.4)	(0.5)	(0.5)
Other capital reserves	4.1	2.1	2.6
Hedging reserve	0.8	(0.3)	(0.3)
Translation reserve	(31.1)	(27.2)	(25.4)
Merger reserve	(333.8)	(333.8)	(333.8)
Capital and reserves attributable to the Group’s equity holders	179.3	176.2	191.7
Total equity	179.3	176.2	191.7

Non-current liabilities
Bank and other loans	126.2	63.7	63.8
Retirement benefits	85.5	74.9	67.6
Deferred tax liability	3.8	4.4	5.5
Deferred consideration	4.0	—	—
Provisions	2.3	2.7	2.2
	221.8	145.7	139.1
Current liabilities
Trade and other payables	67.7	66.6	63.2
Current income tax liabilities	0.4	0.7	0.3
Deferred consideration	4.8	—	—
Provisions	2.3	1.7	1.8
	75.2	69.0	65.3
Total liabilities	297.0	214.7	204.4
TOTAL EQUITY AND LIABILITIES	476.3	390.9	396.1

CONSOLIDATED CASH FLOW STATEMENT FOR THE THREE-MONTH AND NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2014 AND 2013

(UNAUDITED)

	Three-month periods ended September 30,		Nine-month periods ended September 30,
	2014	2013	2014	2013
	$M	$M	$M	$M
RECONCILIATION OF CASH FLOWS FROM OPERATING ACTIVITIES
Net income for the period	4.5	8.4	17.4	25.3
Adjustments to reconcile net income for the period to net cash from operating activities:
Income taxes	1.1	2.2	6.2	8.3
Deferred income taxes	0.6	0.7	0.5	2.6
Depreciation and amortization	4.6	4.1	13.2	11.7
Share based compensation charges	0.8	0.3	1.9	1.3
Net interest costs	1.5	1.4	4.5	4.3
IAS 19 finance charge	0.6	0.9	2.0	2.7
Unwind of discount on deferred consideration from acquisitions	0.2	—	0.3	—
Acquisitions and disposals	1.5	0.1	1.8	0.1
Share of results of joint ventures	0.1	—	0.3	(0.1)
Changes in operating assets and liabilities:
Decrease/(increase) in receivables	2.9	3.5	(12.7)	3.1
Increase in inventories	(3.3)	(2.0)	(17.2)	(4.0)
Increase/(Decrease) in payables	1.7	(0.3)	3.5	(8.2)
Movement in retirement benefit obligations	(3.0)	(3.7)	(7.9)	(8.0)
Movement in provisions	(0.4)	0.1	—	(0.3)
Acquisitions and disposal costs paid	(1.3)	—	(1.5)	—
Income tax paid	(1.7)	(2.4)	(5.3)	(9.0)
NET CASH FLOWS FROM CONTINUING OPERATING ACTIVITIES	10.4	13.3	7.0	29.8
CASH FLOWS FROM INVESTING ACTIVITIES
Purchases of property, plant and equipment	(6.2)	(6.2)	(14.1)	(14.1)
Purchases of intangible assets	(0.3)	—	(0.8)	—
Investment in Joint Venture — equity funding	—	—	—	(2.5)
Investment in Joint Venture — (payment)/repayment of debt funding	(0.8)	(3.5)	0.2	(3.5)
Interest income received from Joint Ventures	—	—	0.2	—
Net cash flow on purchase of businesses	(55.1)	—	(58.0)	—
NET CASH USED IN INVESTING ACTIVITIES	(62.4)	(9.7)	(72.5)	(20.1)
NET CASH FLOW BEFORE FINANCING	(52.0)	3.6	(65.5)	9.7
FINANCING ACTIVITIES
Interest and similar finance costs paid on banking facilities	(0.3)	(0.2)	(0.8)	(0.6)
Interest paid on Loan Notes due 2018	(1.0)	(1.0)	(3.0)	(3.0)
Dividends paid	(2.7)	(2.7)	(8.1)	(8.1)
Draw down on banking facilities	34.9	—	39.9	—
Issue of Loan Notes due 2021	25.0	—	25.0	—
Repayment of banking facilities and other loans	—	—	(0.3)	—
IPO share issue costs	—	—	—	(0.3)
Purchase of shares from ESOP	—	—	0.1	—
Proceeds from issue of shares	0.4	—	0.6	—
Other interest received	0.1	0.1	0.1	0.2
Amendment to banking facilities — financing costs	—	—	(1.5)	—
Issue of Loan Notes due 2021 — financing costs	(0.1)	—	(0.1)	—
NET CASH FLOWS FROM/(USED IN) FINANCING ACTIVITIES	56.3	(3.8)	51.9	(11.8)
NET INCREASE/(DECREASE) IN CASH AND CASH EQUIVALENTS	4.3	(0.2)	(13.6)	(2.1)
Net increase/(decrease) in cash and cash equivalents	4.3	(0.2)	(13.6)	(2.1)
Net foreign exchange differences	—	1.3	0.6	—
Cash and cash equivalents at beginning of period	11.1	37.0	28.4	40.2
Cash and cash equivalents at end of period	15.4	38.1	15.4	38.1

1. Revenue and segmental analysis

For management purposes, the Group is organized into two operational divisions, Gas Cylinders and Elektron. The tables below set out information on the results of these two reportable segments. Management monitors the operating results of its divisions separately for the purpose of making decisions about resource allocation and performance assessment. Segment performance is evaluated based on trading profit or loss, defined as operating profit or loss before restructuring and other expense, and adjusted EBITDA, defined as profit for the period before tax expense, finance income and costs, accounting charges relating to acquisitions and disposals of businesses, IAS 19 retirement benefits finance charges, restructuring and other income and expense, other share based compensation charges and amortization and depreciation. All inter-segment sales are made on an arm’s length basis.

REPORTING SEGMENTS:

	Three-month period ended September 30, 2014				Three-month period ended September 30, 2013
	Gas			Continuing	Gas			Continuing
	Cylinders	Elektron	Unallocated	Activities	Cylinders	Elektron	Unallocated	Activities
	$M	$M	$M	$M	$M	$M	$M	$M
Revenue
Segment Revenue	61.9	59.2	—	121.1	64.3	55.6	—	119.9
Inter-segment sales	—	(0.2)	—	(0.2)	—	—	—	—
Sales to external customers	61.9	59.0	—	120.9	64.3	55.6	—	119.9
Result
Adjusted EBITDA	4.0	11.9	—	15.9	6.2	12.1	—	18.3
Other share based compensation charges	(0.4)	(0.3)	—	(0.7)	(0.1)	(0.1)	—	(0.2)
Depreciation and amortization	(1.9)	(2.7)	—	(4.6)	(1.9)	(2.2)	—	(4.1)
Trading profit	1.7	8.9	—	10.6	4.2	9.8	—	14.0
Restructuring and other income (expense)	(0.1)	(0.4)	(0.1)	(0.6)	—	(0.2)	(0.1)	(0.3)
Operating profit	1.6	8.5	(0.1)	10.0	4.2	9.6	(0.1)	13.7
Acquisitions and disposals	—	(1.5)	—	(1.5)	(0.1)	—	—	(0.1)
Net interest costs	—	—	(1.5)	(1.5)	—	—	(1.4)	(1.4)
IAS 19 finance charge	—	—	(0.6)	(0.6)	—	—	(0.9)	(0.9)
Unwind of discount on deferred consideration from acquisitions	(0.1)	(0.1)	—	(0.2)	—	—	—	—
Profit before tax	1.5	6.9	(2.2)	6.2	4.1	9.6	(2.4)	11.3
Tax expense			(1.7)	(1.7)			(2.9)	(2.9)
Net income for the period				4.5				8.4
Other segment information
Segment assets	201.1	226.7	48.5	476.3	173.2	147.8	69.9	390.9
Segment liabilities	(36.1)	(32.8)	(228.1)	(297.0)	(38.0)	(22.5)	(154.2)	(214.7)
Net assets/(liabilities)	165.0	193.9	(179.6)	179.3	135.2	125.3	(84.3)	176.2
Capital expenditure: Property, plant and equipment	3.0	2.6	—	5.6	3.0	3.2	—	6.2
Capital expenditure: Intangible assets	0.1	0.2	—	0.3	—	—	—	—

	Nine-month period ended September 30, 2014				Nine-month period ended September 30, 2013
	Gas			Continuing	Gas			Continuing
	Cylinders	Elektron	Unallocated	Activities	Cylinders	Elektron	Unallocated	Activities
	$M	$M	$M	$M	$M	$M	$M	$M
Revenue
Segment Revenue	193.9	173.0	—	366.9	197.5	168.2	—	365.7
Inter-segment sales	—	(0.8)	—	(0.8)	—	(0.4)	—	(0.4)
Sales to external customers	193.9	172.2	—	366.1	197.5	167.8	—	365.3
Result
Adjusted EBITDA	11.5	37.5	—	49.0	19.9	36.9	—	56.8
Other share based compensation charges	(0.8)	(0.9)	—	(1.7)	(0.4)	(0.5)	—	(0.9)
Depreciation and amortization	(5.7)	(7.5)	—	(13.2)	(5.3)	(6.4)	—	(11.7)
Trading profit	5.0	29.1	—	34.1	14.2	30.0	—	44.2
Restructuring and other expense	(0.6)	(0.6)	(0.2)	(1.4)	(0.3)	(0.2)	(0.4)	(0.9)
Operating profit	4.4	28.5	(0.2)	32.7	13.9	29.8	(0.4)	43.3
Acquisitions and disposals	(0.3)	(1.5)	—	(1.8)	(0.1)	—	—	(0.1)
Net interest costs	—	—	(4.5)	(4.5)	—	—	(4.3)	(4.3)
IAS 19 finance charge	—	—	(2.0)	(2.0)	—	—	(2.7)	(2.7)
Unwind of discount on deferred consideration from acquisitions	(0.2)	(0.1)	—	(0.3)	—	—	—	—
Profit before tax	3.9	26.9	(6.7)	24.1	13.8	29.8	(7.4)	36.2
Tax expense			(6.7)	(6.7)			(10.9)	(10.9)
Net income for the period				17.4				25.3
Other segment information
Segment assets	201.1	226.7	48.5	476.3	173.2	147.8	69.9	390.9
Segment liabilities	(36.1)	(32.8)	(228.1)	(297.0)	(38.0)	(22.5)	(154.2)	(214.7)
Net assets/(liabilities)	165.0	193.9	(179.6)	179.3	135.2	125.3	(84.3)	176.2
Capital expenditure: Property, plant and equipment	6.6	7.2	—	13.8	7.0	6.7	—	13.7
Capital expenditure: Intangible assets	0.3	0.5	—	0.8	—	—	—	—

2. Calculation of net debt

	Three-month periods ended September 30,		Nine-month periods ended September 30,
	2014	2013	2014	2013
Net debt is represented by:	$M	$M	$M	$M
Non-current bank and other loans	(126.2)	(63.7)	(126.2)	(63.7)
Less:
Cash and short term deposits	15.4	38.1	15.4	38.1
Net debt at the end of the period	(110.8)	(25.6)	(110.8)	(25.6)

3. Other expense items

a) Restructuring and other expense

	Three-month periods		Nine-month periods
	ended September 30,		ended September 30,
	2014	2013	2014	2013
	$M	$M	$M	$M
Charged to Operating profit:
Rationalization of operations	(0.5)	(0.2)	(1.2)	(0.5)
I.P.O. related share based compensation charges	(0.1)	(0.1)	(0.2)	(0.4)
	(0.6)	(0.3)	(1.4)	(0.9)

b) Acquisitions and disposals

	Three-month periods ended September 30,		Nine-month periods ended September 30,
	2014	2013	2014	2013
	$M	$M	$M	$M
Charged to Non-operating profit:
Acquisition costs	(1.5)	(0.1)	(1.8)	(0.1)
	(1.5)	(0.1)	(1.8)	(0.1)

Rationalization of operations

For the three-month period ended September 30, 2014, $0.1 million and $0.4 million of costs have been incurred in relation to rationalization costs in the Gas Cylinders Division and the Elektron Division, respectively, and for the nine-month period ended September 30, 2014, $0.6 million and $0.6 million of costs have been incurred in relation to rationalization costs in our Gas Cylinders Division and our Elektron Division, respectively (three-month and nine-month periods ended September 30, 2013: $0.2 million was incurred in our Elektron Division and for the nine month period ended September 30, 2013, $0.3 million was incurred in our Gas Cylinders Division).

I.P.O.-related share-based compensation charges

For the three-month and nine-month periods ended September 30, 2014, charges of $0.1 million and $0.2 million, respectively, were recognized in the income statement under IFRS 2 in relation to share options granted as part of the initial public offering in 2012 (three-month and nine-month periods ended September 30, 2013: $0.1 million and $0.4 million, respectively).

Acquisition costs

For the three-month and nine-month periods ended September 30, 2014, $1.5 million of costs have been incurred in relation to the acquisitions of the assets and business of Truetech and Innotech Products (“Luxfer Magtech.”).

For the nine-month period ended September 30, 2014, $0.3 million of costs have been incurred in relation to the acquisition of a small composite cylinder manufacturer and associated production assets in Utah.

For the three-month and nine-month period ended September 30, 2013, $0.1m of acquisition costs were incurred by the Gas Cylinders Division in relation to the fair value accounting for the acquisition of Dynetek Industries Limited.

4. Reconciliation of non-GAAP measures

The following table presents a reconciliation of adjusted net income and adjusted EBITDA to net income for the period, the most comparable IFRS measure.

	Three-month periods		Nine-month periods
	ended September 30,		ended September30,
	2014	2013	2014	2013
	$M	$M	$M	$M
Net income for the period	4.5	8.4	17.4	25.3
Accounting charges relating to acquisitions and disposals of businesses
Unwind of discount on deferred consideration from acquisitions	0.2	—	0.3	—
Acquisitions and disposals	1.5	0.1	1.8	0.1
Amortization on acquired intangibles	0.2	—	0.2	—
IAS 19 — retirement benefits finance charge	0.6	0.9	2.0	2.7
Restructuring and other expense	0.6	0.3	1.4	0.9
Other share based compensation charges	0.7	0.2	1.7	0.9
Tax thereon	(1.6)	(0.6)	(2.5)	(1.2)
Adjusted net income	6.7	9.3	22.3	28.7

Add back: Tax thereon	1.6	0.6	2.5	1.2
Tax expense	1.7	2.9	6.7	10.9
Interest costs (net)	1.5	1.4	4.5	4.3
Depreciation and amortization	4.6	4.1	13.2	11.7
Less: amortization on acquired intangibles	(0.2)	—	(0.2)	—
Adjusted EBITDA	15.9	18.3	49.0	56.8

Management believes that adjusted net income and adjusted EBITDA are key performance indicators (KPIs) used by the investment community and that the presentation of these items will enhance an investor’s understanding of our results of operations. These KPIs are also used within Luxfer Group, by the CEO and other senior management. Adjusted net income and adjusted EBITDA should not be considered in isolation by investors as an alternative to net income for the period, as an indicator of our operating performance or as a measure of our profitability.

5. Earnings per share

The Group calculates earnings per share in accordance with IAS 33. Basic income per share is calculated based on the weighted average common shares outstanding for the period presented. The weighted average number of shares outstanding is calculated by time-apportioning the shares outstanding during the year.

For the purpose of calculating diluted earnings per share, the weighted average number of ordinary shares outstanding during the financial year have been adjusted for the dilutive effects of all potential ordinary shares and share options granted to employees.

Following the approval of a two-for-one share split at the Annual General Meeting on May 29, 2014, the nominal value of each ordinary share is £0.50 and now represents 1 American Depositary Share (ADS), resulting in the earnings per ordinary share being equivalent to the earnings per ADS.

The ADSs of Luxfer Holdings PLC are listed on the New York Stock Exchange following an initial public offering on October 3, 2012. The company’s £0.50 ordinary shares are not traded on any recognized stock exchange. The Depository for the ADSs holds 1 £0.50 ordinary share for every 1 ADS traded, through American Depositary Receipts.

Under IAS 33, the number of shares used in the earnings per share calculations for the prior periods shown has been adjusted to achieve comparability.

	Three-month periods		Nine-month periods
	ended September 30,		ended September 30,
	2014	2013	2014	2013
	$M	$M	$M	$M
Basic earnings:
Basic earnings attributable to ordinary shareholders	4.5	8.4	17.4	25.3
Adjusted earnings:
Accounting charges relating to acquisitions and disposals of businesses
Unwind of discount on deferred consideration from acquisitions	0.2	—	0.3	—
Acquisitions and disposals	1.5	0.1	1.8	0.1
Amortization on acquired intangibles	0.2	—	0.2	—
IAS 19 — retirement benefits finance charge	0.6	0.9	2.0	2.7
Restructuring and other expense	0.6	0.3	1.4	0.9
Other share based compensation charges	0.7	0.2	1.7	0.9
Tax thereon	(1.6)	(0.6)	(2.5)	(1.2)
Adjusted earnings	6.7	9.3	22.3	28.7

Weighted average number of £0.50 ordinary shares:
For basic earnings per share	26,933,717	26,814,576	26,867,163	26,814,012
Exercise of share options	1,369,347	1,262,796	1,342,841	1,221,956
For diluted earnings per share	28,303,064	28,077,372	28,210,004	28,035,968

Earnings per share using weighted average number of ordinary shares outstanding:
Basic
Adjusted	$0.25	$0.35	$0.83	$1.07
Unadjusted	$0.17	$0.31	$0.65	$0.94
Diluted
Adjusted	$0.24	$0.33	$0.79	$1.02
Unadjusted	$0.16	$0.30	$0.62	$0.90

Each £0.50 ordinary share now represents one American Depositary Share, as listed and quoted on the New York Stock Exchange.

6. Retirement benefits

The principal defined benefit pension plan in the U.K. is the Luxfer Group Pension Plan. The Group’s other arrangements are less significant than the Luxfer Group Pension Plan, the largest being the BA Holdings Inc Pension Plan in the United States.

The actuarial assumptions used to estimate the IAS 19 accounting position of the Group’s defined benefit pension plans have been updated for market conditions at September 30, 2014.

The discount rate for the U.K. plan has decreased by 0.6% per annum from 4.5% at December 31, 2013, to 3.9% at September 30 2014. Long-term inflation expectations have decreased by 0.2% per annum from 3.4% at December 31, 2013 to 3.2% at September 30, 2014. The combined effect of the changes has been to increase the projected benefit obligation by approximately $28.0 million relative to that expected. There have also been slightly higher-than-expected returns on U.K. plan assets of $6.4 million, which, combined with the change in the projected benefit obligation and the net charges/contributions and translation impact of a positive $4.9 million, has led to the deficit on the U.K. plan increasing by $16.7 million.

In the United States, the discount rate has decreased by 0.5% from 4.9% at December 31, 2013 to 4.4% at September 30, 2014. This has increased the projected benefit obligation by approximately $3.4 million relative to that expected. There were worse-than-expected returns on U.S. plan assets of $0.3 million, which, combined with the change in the projected benefit obligation and the net charges/contributions of the scheme of a positive $2.4 million, has led to the deficit on the U.S. plan increasing by approximately $1.3 million.

The movement in the pension liability is shown below:

	Three-month periods ended September30,		Nine-month periods ended September 30,
	2014	2013	2014	2013
	$M	$M	$M	$M
Opening balance	72.4	71.8	67.6	96.7
Charged to the Income Statement	2.2	2.6	7.2	7.7
Cash contributions	(4.6)	(5.4)	(13.1)	(13.0)
Charged to the Statement of Comprehensive Income	18.9	1.9	25.1	(15.4)
Exchange adjustments	(3.4)	4.0	(1.3)	(1.1)
Closing balance	85.5	74.9	85.5	74.9

7. Dividends paid and proposed

	Three-month periods ended September 30,		Nine-month periods ended September 30,
	2014	2013	2014	2013
	$M	$M	$M	$M
Dividends declared and paid during the period:
Interim dividend paid February 6, 2013 ($0.10 per ADS)	—	—	—	2.7
Interim dividend paid May 8, 2013 ($0.10 per ADS)	—	—	—	2.7
Interim dividend paid August 7, 2013 ($0.10 per ADS)	—	2.7	—	2.7
Interim dividend paid February 5, 2014 ($0.10 per ADS)	—	—	2.7	—
Interim dividend paid May 7, 2014 ($0.10 per ADS)	—	—	2.7	—
Interim dividend paid August 6, 2014 ($0.10 per ADS)	2.7	—	2.7	—
	2.7	2.7	8.1	8.1

	Three-month periods ended September 30,		Nine-month periods ended September 30,
	2014	2013	2014	2013
	$M	$M	$M	$M
Dividends proposed after September 30
(not recognized as a liability as at September 30):
Interim dividend paid November 6, 2013 ($0.10 per ADS)	—	2.7	—	2.7
Interim dividend proposed and payable November 5, 2014 ($0.10 per ADS)	2.7	—	2.7	—
	2.7	2.7	2.7	2.7

8. Share based compensation

Luxfer Holdings PLC Long-Term Umbrella Incentive Plan (“LTIP”) and Luxfer Holdings PLC Non-Executive Directors Equity Incentive Plan (“Director EIP”)

On March 21, 2014, 201,870 Restricted Stock Units and Options over ADSs were granted under the LTIP. The total fair value of the awards amounts to $2.5 million, of which $1.2 million will be charged in the year ending December 31, 2014.  Following the Annual General Meeting on May 29, 2014, 12,517 Restricted Stock Units and Options over ADSs were granted under the Director EIP.

9. Acquisitions

Acquisition of additional CNG cylinder manufacturing facility

In March 2014 the Group acquired a business specializing in the design and manufacture of composite cylinders and the associated production assets in Utah (“Luxfer Utah”). This provides our North American Gas Cylinders business with a facility purpose-built for the manufacture of Type 4 (polymer-lined) composite cylinder products, which are being targeted initially at the class 8 heavy-duty truck market, where an increasing rate of conversion from diesel to CNG is widely anticipated.  We are in the final stages of developing a new range of larger-diameter Type 4 cylinders for growing CNG markets to complement our existing lightweight range of Type 3 (aluminum-lined) cylinder products and systems, and our plan is for all of the developed products to be made in Utah.

In July 2014, the Group closed the acquisition of the trade and assets of two related businesses: Truetech and Innotech Products (“Luxfer Magtech”). The acquired businesses produce magnesium-based flameless heating pads for self-heating meals used by the U.S. military and emergency relief agencies; an extensive line of self-heating meals, soups and beverages used by military and civilian end-users; seawater desalinization kits, chemical agent detection kits; and chemical decontamination equipment. Truetech operates a manufacturing and warehousing facility on a company-owned site in Riverhead, New York, and Innotech operates a leased manufacturing, assembly and distribution facility in Cincinnati, Ohio. The acquired businesses have been combined within Luxfer Magtech Inc, a new wholly-owned subsidiary of Luxfer Group, and will operate as part of the Group’s specialty materials Elektron Division. On closing, an initial consideration of $59.3m was paid, and with the acquired businesses having $4m of cash, the net cash cost was $55.3m. Depending on the profitability of the acquired businesses over the years from 2014 - 2019, there may be a requirement to pay further deferred elements, which have been estimated to be $6.2m at the acquisition date, net of discounting.

Provisional assessment of assets acquired and liabilities assumed

	Luxfer	Luxfer	Total
	Utah	Magtech	Group
	$M	$M	$M
Property, plant and equipment	1.0	7.0	8.0
Intangible assets	0.7	20.8	21.5
Cash and short term deposits	0.1	4.0	4.1
Inventories	—	7.4	7.4
Trade and other receivables	0.4	1.5	1.9
Total assets	2.2	40.7	42.9
Trade and other payables	(0.9)	(3.2)	(4.1)
Provisions	—	(0.2)	(0.2)
Bank and other loans	(0.3)	—	(0.3)
Total liabilities	(1.2)	(3.4)	(4.6)
Net assets acquired	1.0	37.3	38.3

Provisional identifiable net assets at fair value	1.0	37.3	38.3

Goodwill arising on acquisition	4.1	28.2	32.3

Gross purchase consideration	5.1	65.5	70.6

Represented by:
Amounts paid	2.8	59.3	62.1
Contingent consideration liability	2.3	6.2	8.5
	5.1	65.5	70.6

The contingent consideration for Luxfer Utah is linked into the future profitability of the company, and substantially all of it will be payable at March 31, 2017. The contingent consideration is shown in the balance sheet as at September 30, 2014, at $2.5 million, which is net of the unwind of discount to date of $0.2 million.

The contingent consideration for Luxfer Magtech is linked into the future profitability of the company and will be payable annually from 2015 to 2020. The contingent consideration is shown in the balance sheet as at September 30, 2014, at $6.3 million, which is net of the unwind of discount to date of $0.1 million. Much of the acquisition accounting is still ongoing, which could result in additional fair value adjustments in several areas of the balance sheet until the work is complete.

9. Acquisitions (continued)

	September 30, 2014
	Luxfer	Luxfer	Total
	Utah	Magtech	Group
	$M	$M	$M
Acquisition costs:
Transaction costs	0.3	1.5	1.8
	0.3	1.5	1.8

	September 30, 2014
	Luxfer	Luxfer	Total
	Utah	Magtech	Group
	$M	$M	$M
Net cashflow on purchase of business:
Included in net cashflows from investing activities:
Amounts paid	2.8	59.3	62.1
Cash acquired	(0.1)	(4.0)	(4.1)
	2.7	55.3	58.0
Included in net cashflows from operating activities:
Acquisition costs	0.3	1.5	1.8
Less: acquisition costs unpaid	(0.1)	(0.2)	(0.3)
	0.2	1.3	1.5

Transaction costs for acquisitions were $1.8 million of which $1.5 million is included in cashflows from operating activities with the remainder provided for on the balance sheet.

The post-acquisition contribution to revenue and profit before tax for acquisitions was $7.9 million revenue and a profit of $0.4 million. Had the acquisitions occurred at the beginning of the year, the contribution to revenue and profit before tax is estimated to have been $24.5 million revenue and a profit of $3.8 million.

10. Amendment to banking facilities

On March 25, 2014, the Group amended its banking facilities. The new arrangements provide an expanded $150 million of committed revolving credit facilities, at slightly lower costs to previous terms, and also provide up to an additional $50 million via a standby accordion facility. The current facilities were due to mature in early May 2015, but the amended facility will now be extended to the end of April 2019. The cost of extending these facilities was an additional $1.3 million commitment fee plus legal costs of $0.2 million.

11. Loan notes due 2021 and shelf facility

On September 18, 2014, the Group issued through the Prudential Insurance Company of America (“PRICOA”) loan notes for a sum of $25m to investment funds managed by PRICOA. The loan notes carry a fixed interest rate of 3.67% and are repayable in 2021. The new arrangement also allows for a further $50 million of borrowing through an uncommitted three-year shelf facility with PRICOA. The cost associated with the new arrangement was an additional $0.2 million of legal costs with no arrangement fees payable. The loan notes and the shelf facility are unsecured but subject to the same group guarantees as the rest of our debt facilities.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Luxfer Holdings PLC
(Registrant)

Date: November 12, 2014

	By:	/s/ Brian Purves
Brian Purves
Authorized Signatory for and on behalf of Luxfer Holdings PLC